Exhibit 4.1

DESCRIPTION OF UNITED STATES LIME & MINERALS, INC.’S

SECURITIES REGISTERED UNDER SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

General

United States Lime & Minerals, Inc. (the “Company,” “we,” or “our”) is incorporated in the State of Texas. The rights of our shareholders are generally covered by Texas law and our articles of incorporation and bylaws (each as amended and restated and in effect on the date hereof). The terms of our common stock are therefore subject to Texas law, including the Texas Business Organizations Code (the “TBOC”), and the common and constitutional law of Texas.

This exhibit describes the general terms of our common stock. This description is a summary and does not purport to be complete. Our articles of incorporation and bylaws are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this exhibit is a part, and amendments or restatements of each will be filed with the Securities and Exchange Commission (the “SEC”) in future periodic or current reports in accordance with the rules of the SEC. You are encouraged to read these documents.

For more detailed information about the rights of holders of our common stock, you should refer to our articles of incorporation and bylaws and the applicable provisions of Texas law, including the TBOC.

Authorized Capital Stock

We are authorized to issue 30,000,000 shares of common stock, $0.10 par value, and 500,000 shares of preferred stock, $5.00 par value.

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of shareholders. No shareholder has the right of cumulative voting.

With respect to any matter other than the election of directors or a matter for which the affirmative vote of the holders of a specified portion of the shares of our common stock entitled to vote is required by Texas law or our articles of incorporation, the act of the shareholders shall be the affirmative vote of the holders of a majority of the shares entitled to vote on, and voted for or against, the matter at a meeting of shareholders at which a quorum is present. Directors shall be elected by a plurality of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present. We do not have a classified board of directors. Our directors are elected for one-year terms.

Dividend Rights

Holders of our common stock are entitled to dividends when, as and if declared by our Board of Directors out of funds legally available therefor.

Liquidation Rights

If we liquidate, a holder of common stock will be entitled to share ratably with the other shareholders in the distribution of all assets that we have left after we pay all of our liabilities and make any necessary distributions to holders of our preferred stock.

Other

Our common stock has no preemptive or conversion rights and is not entitled to the benefits of any redemption or sinking fund provision. The outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

The Company may issue shares of preferred stock from time to time upon the approval of our Board of Directors in one or more series without further stockholder approval. The Board of Directors may designate the number of shares to be issued in such series and the rights, preferences, privileges and restrictions granted to, or imposed on, the holders of such shares. If issued, such shares of preferred stock could have dividends and liquidation preferences over our shares of common stock, and may otherwise affect the rights of the holders of the common stock. The rights of the holders of our common stock will, therefore, generally be subject to the rights of the holders of any existing outstanding shares of preferred stock with respect to dividends, liquidation preferences and other matters. As of the date hereof, we have no outstanding shares of preferred stock.

Certain Business Combination Restrictions in Texas Law

Section 21.606 of the TBOC restricts certain business combinations between us and an affiliated shareholder (beneficial ownership of 20% or more of the voting power of our stock entitled to vote for directors) for three years after the shareholder becomes an affiliated shareholder. The restrictions do not apply if our Board of Directors approved the transaction that caused the shareholder to become an affiliated shareholder, or if the business combination is approved by the affirmative vote of two-thirds of our voting stock that is not beneficially owned by the affiliated shareholder at a meeting of shareholders called for that purpose within six months after the affiliated shareholder’s acquiring the shares. Although we may elect to exclude ourselves from the restrictions imposed by Section 21.606, our articles of incorporation does not do so.

Certain Provisions of Our Articles of Incorporation and Bylaws

Some provisions of our articles of incorporation and bylaws could make the acquisition of control of the Company and/or the removal of our existing management more difficult, including those that provide as follows:

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cumulative voting in the election of our Board of Directors, which would otherwise allow holders of less than a majority of our shares to elect director candidates, is prohibited under our articles of incorporation;

•	our Board of Directors may amend or repeal our bylaws, or adopt new bylaws without shareholder approval;
•	our Board of Directors can increase or decrease the size of the Board without shareholder approval by amending the bylaws;
•	shareholder action that is not taken at a regular or special meeting of our shareholders may only be taken by the unanimous written consent of our shareholders; and
•	our Board of Directors is authorized to issue shares of our preferred stock without shareholder approval.

These provisions may be expected to discourage coercive takeover practices and inadequate takeover bids. They may also encourage persons seeking to acquire control of the Company to first negotiate with our Board of Directors. We believe that the benefits of our increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that these benefits outweigh the disadvantages of discouraging the proposals. Negotiating with the proponent could result in an improvement of the terms of the proposal.

Stock Exchange Listing

Our common stock is traded on the Nasdaq Stock Market under the symbol “USLM.”

Transfer Agent and Registrar

Our transfer agent and registrar is Computershare Investor Services, 150 Royall Street, Suite 101, Canton, Massachusetts, 02021.